Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2021 and 2020

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Westport Fuel Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Westport Fuel Systems Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Indicators of impairment for property, plant and equipment in the Company’s heavy-duty Original Equipment Manufacturer business

As discussed in Note 9 to the consolidated financial statements, the carrying value of property, plant and equipment as of December 31, 2021 is $64,420 thousand, which includes the property, plant and equipment used in the Company’s heavy-duty Original Equipment Manufacturer (OEM) business, including a specific fuel systems business, which is in the early stages of commercialization and has generated losses to date. As discussed in Note 3(k) to the consolidated financial statements, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company’s determination of whether an indicator of impairment exists includes the preparation of a forecast of future cash flows of the specific fuel systems business. The significant assumptions used in the Company’s forecast of future cash flows include, amongst others, estimates of component sales in the future.

We identified the assessment of indicators of impairment for property, plant and equipment related to this specific fuel systems business as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of indicators of impairment due to the uncertainty in the estimates of component sales in the future.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company’s process for the identification and evaluation of indicators of impairment. We evaluated the reasonableness of the estimates of component sales in the future by comparing them to the Company’s approved budget, internal documentation and external communications and compared their consistency with relevant industry data and regulatory factors. We compared the forecasted sales for a key customer in the heavy-duty OEM business to the demand forecast provided to the Company by this customer. We performed sensitivity analyses to assess the impact of changes of the estimates of component sales in the future. We compared the Company’s historical sales forecasts to actual results to assess the accuracy of the Company’s forecasts of future sales.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2015.

March 14, 2022
Vancouver, Canada

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Westport Fuel Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Westport Fuel Systems Inc.’s (and subsidiaries’) (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March [14], 2022 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Stako sp. z.o.o (Stako) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, Stako’s internal control over financial reporting associated with 4% of total assets and 6% of consolidated sales included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Stako.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

March 14, 2022
Vancouver, Canada

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
		(Adjusted note 7)
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(c))	$124,892	$64,262
Accounts receivable (note 5)	101,508	90,467
Inventories (note 6)	83,128	51,402
Prepaid expenses	6,997	11,767
Assets held for sale (note 7)	22,039	10,866
Total current assets	338,564	228,764
Long-term investments (note 8)	3,824	3,088
Property, plant and equipment (note 9)	64,420	57,507
Operating lease right-of-use assets (note 13)	28,830	27,962
Intangible assets (note 10)	9,286	11,784
Deferred income tax assets (note 19(b))	11,653	2,140
Goodwill (note 11)	3,121	3,397
Other long-term assets	11,615	11,621
Total assets	$471,313	$346,263
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	$99,238	$84,599
Current portion of operating lease liabilities (note 13)	4,190	4,476
Short-term debt (note 14)	12,965	23,445
Current portion of long-term debt (note 15)	11,277	16,302
Current portion of long-term royalty payable (note 16)	5,200	7,451
Current portion of warranty liability (note 17)	13,577	10,749
Total current liabilities	146,447	147,022
Long-term operating lease liabilities (note 13)	24,362	23,486
Long-term debt (note 15)	45,125	45,651
Long-term royalty payable (note 16)	4,747	8,591
Warranty liability (note 17)	5,214	8,187
Deferred income tax liabilities (note 19(b))	3,392	3,250
Other long-term liabilities	5,607	6,017
Total liabilities	234,894	242,204
Shareholders’ equity:
Share capital (note 18):
Unlimited common and preferred shares, no par value
170,799,325 (2020 - 144,069,972) common shares issued and outstanding	1,242,006	1,115,092
Other equity instruments	8,412	7,671
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(992,021)	(1,005,679)
Accumulated other comprehensive loss	(33,494)	(24,541)
Total shareholders' equity	236,419	104,059
Total liabilities and shareholders' equity	$471,313	$346,263
Commitments and contingencies (note 21)
Subsequent events (note 7)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2021 and 2020

	Years ended December 31,
	2021	2020
Revenue	$312,412	$252,497
Cost of revenue and expenses:
Cost of revenue	264,260	212,953
Research and development	25,194	20,976
General and administrative	36,290	26,629
Sales and marketing	13,495	11,510
Foreign exchange gain	(1,984)	(4,300)
Depreciation and amortization (notes 9 and 10)	5,390	6,239
Gain on sale of assets	(146)	—
Impairment on long-lived assets, net (note 9)	459	479
	342,958	274,486
Loss from operations	(30,546)	(21,989)

Income from investments accounted for by the equity method	33,741	24,047
Interest on long-term debt and accretion on royalty payable	(4,937)	(7,988)
Bargain purchase gain from acquisition (note 4)	5,856	—
Interest and other income	1,413	2
Income (loss) before income taxes	5,527	(5,928)
Income tax expense (recovery) (note 19):
Current	2,172	2,438
Deferred	(10,303)	(1,007)
	(8,131)	1,431
Net income (loss) for the year	13,658	(7,359)
Other comprehensive income (loss):
Cumulative translation adjustment	(8,953)	(651)
Comprehensive income (loss)	$4,705	$(8,010)

Income (loss) per share:
Net income (loss) per share - basic	$0.09	$(0.05)
Net income (loss) per share - diluted	$0.08	$(0.05)
Weighted average common shares outstanding:
Basic	160,232,742	137,092,854
Diluted	162,099,175	137,092,854

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2021 and 2020

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid-in-	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	loss	equity
January 1, 2020	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359
Issuance of common shares on exercise of share units	829,553	1,433	(1,433)	—	—	—	—
Issuance of common shares on conversions of convertible debt	3,607,468	5,122	—	—	—	—	5,122
Issuance of common shares on at-the-market public offering, net of costs incurred	3,215,970	13,904	—	—	—	—	13,904
Change in fair value of the embedded conversion feature on convertible debt	—	—	—	1,437	—	—	1,437
Stock-based compensation	—	—	2,247	—	—	—	2,247
Net loss for the year	—	—	—	—	(7,359)	—	(7,359)
Other comprehensive loss	—	—	—	—	—	(651)	(651)
December 31, 2020	144,069,972	$1,115,092	$7,671	$11,516	$(1,005,679)	$(24,541)	$104,059
Issuance of common shares on exercise of share units	327,774	1,001	(1,001)	—	—	—	—
Issuance of common shares on conversions of convertible debt	3,651,867	5,186	—	—	—	—	5,186
Issuance of common shares on at-the-market public offering, net of costs incurred	1,819,712	12,806	—	—	—	—	12,806
Issuance of common shares on public offering, net of costs incurred	20,930,000	107,921	—	—	—	—	107,921
Stock-based compensation	—	—	1,742	—	—	—	1,742
Net income for the year	—	—	—	—	13,658	—	13,658
Other comprehensive loss	—	—	—	—	—	(8,953)	(8,953)
December 31, 2021	170,799,325	$1,242,006	$8,412	$11,516	$(992,021)	$(33,494)	$236,419

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2021 and 2020

	Years ended December 31,
	2021	2020

Cash flows from (used in) operating activities:
Net income (loss) for the year	$13,658	$(7,359)
Items not involving cash:
Depreciation and amortization	14,035	14,034
Stock-based compensation expense	1,911	2,368
Unrealized foreign exchange gain	(1,984)	(4,300)
Deferred income tax	(10,303)	(1,007)
Income from investments accounted for by the equity method	(33,741)	(24,047)
Interest on long-term debt and accretion of royalty payable	4,937	7,988
Impairment on long lived assets, net	459	479
Change in inventory write-downs to net realizable value (note 6)	914	507
Gain on sale of assets	(146)	—
Bargain purchase gain from acquisition	(5,856)	—
Change in bad debt expense	(326)	299
Net cash used before working capital changes	(16,442)	(11,038)

Changes in non-cash operating working capital:
Accounts receivable	(11,117)	(22,721)
Inventories	(31,744)	(3,225)
Prepaid expenses	3,964	(8,685)
Accounts payable and accrued liabilities	11,313	(420)
Warranty liability	233	10,940
Net cash used in operating activities	(43,793)	(35,149)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(14,158)	(7,123)
Acquisitions, net of acquired cash (note 5)	(5,948)	—
Proceeds on sale of assets	600	207
Dividends received from joint ventures	21,796	20,758
Net cash from investing activities	2,290	13,842
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	74,408	85,258
Repayment of operating lines of credit and long-term facilities	(82,958)	(53,523)
Proceeds from share issuance, net	120,727	13,904
Repayment of royalty payable	(7,451)	(5,948)
Net cash from financing activities	104,726	39,691
Effect of foreign exchange on cash and cash equivalents	(2,593)	(134)
Increase in cash and cash equivalents	60,630	18,250
Cash and cash equivalents, beginning of year (including restricted cash)	64,262	46,012
Cash and cash equivalents, end of year (including restricted cash)	124,892	64,262
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
Years ended December 31, 2021 and 2020

	Years ended December 31,
	2021	2020
Supplementary information:
Interest paid	$3,916	$4,699
Taxes paid, net of refunds	3,106	1,374
Refer to note 18 for non-cash transactions.
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane, natural gas, and hydrogen used in internal combustion engines and fuel cells.

2. Liquidity and impact of COVID-19:

The COVID-19 pandemic has impacted the Company's business since March 2020 which led to temporary closure of production plants in Northern Italy in the first half of 2020. Since the second half of 2020, the Company's sales and customer demand have continued to recover and the Company's production plants have since remained open and have been in normal production operations during the full year of 2021. However, the COVID-19 related global supply chain disruptions and inflationary pressures with rising prices for natural gas and liquid petroleum gas are ongoing challenges.

The Company is closely monitoring and making efforts to mitigate the impact on the business from COVID-19 and the related global supply chain shortages of semiconductors, raw materials and other parts. Like other automotive manufacturers or suppliers, the Company sources components globally and has been impacted along with its customers by global supply chain disruptions. At this time, management does not see a material impact to its business; however, the situation not yet stabilized and could become material in case of a prolonged supply chain disruption that results in production delays or end-customer demand declines.

During the year, the Company raised $120,727 through equity offerings which strengthened the Company's liquidity position (Refer to note 18 in these consolidated financial statements for more details). Further, the Company restructured its existing non-revolving term facility and COVID-19 credit facility with Export Development Canada ("EDC") into a new 5-year $20,000 term loan. Besides these financing activities, the Company applies, when appropriate, for government wage-subsidy and other support programs in the countries where it operates. The Company has recorded $1,065 in the year ended December 31, 2021 ($6,093 in the year ended December 31, 2020), related to these programs.

On February 7, 2022, the Company agreed to sell 100% of its shares in Cummins Westport Inc. ("CWI") to Cummins Inc. for proceeds of approximately $22,200, along with its interest in the intellectual property of CWI for proceeds of $20,000 (Refer to note 7 in these consolidated financial statements for more details).

The Company believes that it has considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the consolidated financial statements; however, changes in circumstances due to COVID-19 could impact management's judgments and estimates associated with the liquidity and impact of COVID-19 assessment and other critical accounting assessments.

The Company continues to sustain operating losses and negative cash flows from operating activities. As at December 31, 2021, the Company has cash and cash equivalents of $124,892 and during the year ended December 31, 2021, the Company used cash in operating activities of $43,793. The ability to continue as a going concern beyond March 2023 will depend on the Company's ability to generate sufficient positive cash flows from operations specifically through profitable, sustainable growth of Westport's HPDI 2.0™ fuel systems business, and on the Company's ability to finance its long term strategic objectives and operations. Westport’s HPDI™ fuel system is designed to directly inject a fuel into the combustion chamber of an internal combustion engine.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee, and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

As at June 30, 2018, the Company concluded that Argentina's economy is highly inflationary. As a result, the Company has remeasured the financial statements of the Argentinian subsidiary in the Company's reporting currency beginning July 1, 2018.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the years presented, the Company used the following exchange rates:

	Year-end exchange rate as at:		Average for the year ended:
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Canadian dollar	1.27	1.27	1.25	1.34
Euro	0.88	0.82	0.85	0.88
RMB	6.35	6.53	6.45	6.90
Polish Zloty	4.04	3.72	3.92	3.90
Swedish Krona	9.05	8.19	8.57	9.18
Indian Rupee	74.45	73.00	73.92	74.08
Argentina Peso	102.54	84.06	94.79	69.59

(c)    Cash and cash equivalents (including restricted cash):

Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. Cash and cash equivalents at December 31, 2021 include restricted cash of $104 (2020 - $75). Restricted cash at December 31, 2021 and 2020 is related to cash used to secure a letter of credit.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
3. Significant accounting policies (continued):

(d)    Accounts receivable, net:

The accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Company expects the majority of its accounts receivable balances to continue to come from large customers as it supplies the majority of its products and services through a network of distributors and Original Equipment Manufacturers ("OEM") and provides Delayed OEM ("DOEM") services. The Company establishes current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), the Company records a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of accounts receivable balances could be further adjusted.

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost or first-in, first-out. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation. The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancellable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided for as follows:

Assets	Basis	Rate
Buildings	Straight-line	10 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	5 - 10 years
Leasehold improvements	Straight-line	Lease term

Depreciation expense on machinery and equipment used in the production and manufacturing process is included in cost of revenue. All other depreciation is included in depreciation and amortization expense in the statement of operations and comprehensive loss.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting. Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments. Any dividends paid or payable are credited against long-term investments.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
3. Significant accounting policies (continued):

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of funding received or receivable.

(j)    Intangible assets:

Intangible assets consist primarily of the estimated value of intellectual property, trademarks, technology, customer contracts and non-compete agreements acquired through acquisitions. Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(k)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

The Company has significant investments in property, plant and equipment used in its heavy-duty OEM business, relating to the HPDI 2.0 fuel systems that is in the early stages of commercialization, and, as a result, is currently generating losses. Based on the Company's current projections, meaningful increases in component sales, compared to 2021 levels, are expected, allowing the business to benefit from economies of scale and become profitable. If these assumptions are not realized, the Company may be required to record an impairment on these assets in future periods.

(l)    Goodwill:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at December 31. Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

(m)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
3. Significant accounting policies (continued):

(n)    Revenue recognition:

The Company generates revenues primarily from product sales. Product revenues are derived from standard product sales contracts and from long-term fixed price contracts. The Company recognizes revenue when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Service revenue is recognized over time as performance obligations are satisfied.
(o)    Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

Interest and penalties related to income taxes are included as a component of income tax expense.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
4. Business combinations:

Acquisition of Stako sp. z.o.o (“Stako”):

On May 28, 2021, the Company entered into an agreement to acquire all of the issued and outstanding shares of Stako from Worthington Industries Inc. for a total purchase price of $7,130. The transaction was completed on May 30, 2021.

Stako is a leading manufacturer of liquid petroleum gas fuel (“LPG”) storage, supplying the aftermarket and OEM market segments through a worldwide network of dealers. Stako’s current product range includes over 1,000 models of LPG storage tanks. Over the last 30 years, Stako has supplied tanks to leading automobile manufacturers worldwide.

The business combination resulted in a bargain purchase transaction as the fair value of assets acquired and liabilities assumed exceeded the total of the transaction date fair value of consideration paid by $5,856. The Company was able to acquire Stako for less than its fair value due to the decision of the seller to divest their non-core LPG business. The following table summarizes the final allocation of the purchase price to the fair values of assets acquired and liabilities assumed at the date of the acquisition.

Consideration allocated to:
Cash and cash equivalents	$1,180
Accounts receivable (1)	5,609
Inventory (2)	4,217
Property, plant and equipment (3)	6,435
Other assets	319
Accounts payable and accrued liabilities (4)	(4,678)
Deferred income tax liabilities	(96)
Total net identifiable assets	$12,986
Bargain purchase gain	(5,856)
Total consideration	$7,130

(1) The fair value of $5,609 of accounts receivable was based on the cash flows expected to be collectible.

(2) The fair value of inventory of $4,217 assigned to inventory was based on estimated selling prices net of selling costs associated with finished goods, and replacement value for raw materials and unassembled components.

(3) Property, plant and equipment of $6,435 was determined based on their estimated fair market values.

(4) The fair value of $4,678 of accounts payable and accrued liabilities acquired was based on the expected amount to be paid. No contingent liabilities were identified subsequent to the acquisition date.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
4. Business combinations (continued):

Proforma Results

The following unaudited supplemental proforma information presents the consolidated financial results as if the acquisition of Stako had occurred on January 1, 2020. This supplemental proforma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2020, nor are they indicative of any future results. Included in revenue and net income for the year ended December 31, 2021 are $13,791 and $1,601 related to the operations of Stako, respectively.

	Years ended December 31
	2021	2020
Revenue
Revenue for the period	$312,412	$252,497
Stako for the period (prior to acquisition)	10,217	19,263
Proforma revenue for the period	$322,629	$271,760

Net income (loss)
Net income (loss) for the period	$13,658	$(7,359)
Stako for the period (prior to acquisition)	722	1,260
Proforma adjustments (1)	(5,377)	—
Adjusted proforma net income (loss) for the period	$9,003	$(6,099)

(1) Includes adjustment of the bargain purchase gain and transaction costs incurred for the acquisition during the year.

5. Accounts receivable:

	December 31, 2021	December 31, 2020
Customer trade receivables	$90,324	$80,972
Other receivables	14,504	14,967
Income tax receivable	872	52
Due from related parties (notes 7 and 20)	1,651	1,070
Allowance for credit losses	(5,843)	(6,594)
	$101,508	$90,467

6. Inventories:

	December 31, 2021	December 31, 2020
Purchased parts and materials	$62,896	$36,066
Work-in-process	3,681	3,203
Finished goods	16,551	12,133
	$83,128	$51,402

During the year ended December 31, 2021, the Company recorded write-downs to net realizable value of approximately $914 (year ended December 31, 2020 - $507).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
7. Assets held for sale:

The Company, indirectly through one of its wholly-owned subsidiary, entered into a joint venture with Cummins Inc. ("Cummins") on March 7, 2001.

On February 19, 2012, the joint venture agreement ("JVA") was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties revised certain economic terms of the JVA. Prior to February 19, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins. The joint venture term ended December 31, 2021 as per the terms of the joint venture agreement.

The investment was presented as assets held for sale as at December 31, 2021, with the comparative period balance reclassified accordingly. On February 7, 2022, the Company agreed to sell 100% of its shares in CWI to Cummins for proceeds of approximately $22,200, with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins also agreed to purchase the Company's interest in the intellectual property with proceeds to the Company of $20,000. The Company received proceeds of $31,445, net of a $10,800 holdback, after the closing date. The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the current recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term.

The Company recognized its share of CWI’s income and received dividends as follows:

	Years ended December 31,
	2021	2020
Investment income from CWI	$32,969	$23,774
Dividends received	21,796	20,758

As at December 31, 2021, the Company has a related party accounts receivable balance of $58 (2020 - $74) due from CWI. During the year ended December 31, 2021, total expense recoveries from CWI were $791 (2020 - $1,611).

The carrying amount and maximum exposure to losses relating to CWI were as follows:

	Balance at December 31, 2021		Balance at December 31, 2020
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment in CWI	$22,039	$22,039	$10,866	$10,866
Accounts receivable due from CWI	58	58	74	74

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
7. Assets held for sale (continued):

Assets, liabilities, revenue and expenses of CWI, are as follows:

	December 31, 2021	December 31, 2020
Current assets:
Cash and short-term investments	$113,936	$94,984
Accounts receivable	9,999	5,681
Long-term assets:
Property, plant and equipment	259	605
Deferred income tax assets	22,584	21,651
Total assets	$146,778	$122,921
Current liabilities:
Accounts payable and accrued liabilities	$5,509	$5,557
Current portion of warranty liability	26,105	19,485
Current portion of deferred revenue	12,374	13,628
	43,988	38,670
Long-term liabilities:
Warranty liability	36,267	34,737
Deferred revenue	20,122	23,802
Other long-term liabilities	2,312	3,969
	58,701	62,508
Total liabilities	$102,689	$101,178

	Years ended December 31,
	2021	2020
Product revenue	$252,135	$219,141
Parts revenue	115,371	104,339
	367,506	323,480
Cost of revenue and expenses:
Cost of product and parts revenue	268,440	236,154
Research and development	6,084	12,185
General and administrative	1,778	1,650
Sales and marketing	12,865	12,567
	289,167	262,556
Income from operations	78,339	60,924
Interest and investment income	522	1,074
Income before income taxes	78,861	61,998
Income tax expense:
Current	13,857	14,779
Deferred	(933)	(329)
	12,924	14,450
Income for the year	$65,937	$47,548

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
8. Long-term investments:

	December 31, 2021	December 31, 2020
Weichai Westport Inc.	$1,824	$1,824
Minda Westport Technologies Limited	1,852	1,116
Other equity accounted investees	148	148
	$3,824	$3,088

Weichai Westport Inc. ("WWI"):

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian Capital Group (“Cartesian”) a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount.  The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

Cartesian had financing arrangements with the Company through convertible debt and a royalty payable described in notes 15(b) and 16. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC, Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
9. Property, plant and equipment:

		Accumulated	Net book
December 31, 2021	Cost	depreciation	value
Land and buildings	$8,843	$1,883	$6,960
Computer equipment and software	7,965	6,054	1,911
Furniture and fixtures	6,223	5,149	1,074
Machinery and equipment	113,479	62,320	51,159
Leasehold improvements	13,502	10,186	3,316
	$150,012	$85,592	$64,420

		Accumulated	Net book
December 31, 2020	Cost	depreciation	value
Land and buildings	$5,303	$1,701	$3,602
Computer equipment and software	7,045	5,570	1,475
Furniture and fixtures	4,968	4,148	820
Machinery and equipment	102,834	54,387	48,447
Leasehold improvements	12,479	9,316	3,163
	$132,629	$75,122	$57,507

From the acquisition of Stako in 2021, the Company had additions in land and buildings, furniture and fixtures, and machinery and equipment of $4,155, $75, and $2,205, respectively.

During the year ended December 31, 2021, an impairment charge of $459 was recorded related to property, plant and equipment in Rohan BRC Gas Equipment Pvt. Ltd., one of the Company's subsidiaries in India (December 31, 2020 - $479).

Total depreciation expense for the year ended December 31, 2021 was $12,437 (year ended December 31, 2020 - $12,288). The amount of depreciation expense included in cost of revenue for the year ended December 31, 2021 was $8,645 (year ended December 31, 2020 - $7,795).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
10. Intangible assets:

		Accumulated	Net book
December 31, 2021	Cost	amortization	value
Patents and trademarks	$20,748	$11,823	$8,925
Technology	4,202	3,894	308
Customer contracts	11,954	11,901	53
Total	$36,904	$27,618	$9,286

		Accumulated	Net book
December 31, 2020	Cost	amortization	value
Patents and trademarks	$21,763	$11,513	$10,250
Technology	6,040	5,613	427
Customer contracts	13,234	12,283	951
Other intangibles	477	321	156
Total	$41,514	$29,730	$11,784

During the year ended December 31, 2021, amortization of $1,598 (year ended December 31, 2020 - $1,746) was recognized in the consolidated statement of operations.

11. Goodwill:

A continuity of goodwill is as follows:

	December 31, 2021	December 31, 2020
Balance, beginning of year	$3,397	$3,110
Impact of foreign exchange changes	(276)	287
Balance, end of year	$3,121	$3,397

Goodwill of $3,121 (December 31, 2020 - $3,397), relates to the acquisition of Prins Autogassystemen Holding B.V. in 2014. The Company completed its annual assessment of impairment and concluded that goodwill of $3,121 related to the IAM business segment was not impaired as at December 31, 2021.

12. Accounts payable and accrued liabilities:

	December 31, 2021	December 31, 2020
Trade accounts payable	$73,388	$57,307
Accrued payroll	16,591	14,737
Accrued interest	—	137
Taxes payable	4,621	3,905
Deferred revenue	3,503	8,008
Other payables	1,135	505
	$99,238	$84,599

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
13. Operating leases right-of-use assets:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2021 and 2033. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Years ended December 31,
	2021	2020
Operating lease cost:
Amortization of right-of-use assets	$3,620	$3,874
Interest	891	813
Total lease cost	$4,511	$4,687

The maturities of lease liabilities as of December 31, 2021 are as follows:

2022	$4,190
2023	3,499
2024	3,088
2025	2,549
2026	2,048
Thereafter	17,449
Total undiscounted cash flows	32,823
Less: imputed interest	(4,271)
Present value of operating lease liabilities	28,552
Less: current portion	(4,190)
Long term operating lease liabilities	$24,362

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
14. Short-term debt:

	December 31, 2021	December 31, 2020
Revolving financing facility (a)	$12,965	$17,428
Credit facility (b)	—	6,017
Balance, end of year	$12,965	$23,445

(a)    The Company has a revolving financing facility with HSBC. This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The interest rate for this facility was the LIBOR rate plus 2.5%. On December 22, 2021, the Company and HSBC amended the revolving financing facility's advances denominated in U.S. Dollars' and Euros' interest rates to the secured overnight financing rate plus 2.66% per annum and Euro short-term rate plus 2.5%, respectively.

(b)    On July 23, 2020, the Company entered into a one-year $10,000 non-revolving term credit facility with EDC to provide working capital support in response to short-term liquidity shortfalls as a result of the COVID-19 pandemic. This credit facility's interest rate was U.S. Prime Rate plus 3.0% per annum on amounts drawn and had no prepayment penalty or standby charge. On December 13, 2021, the Company and EDC amended the credit facility and non-revolving term facility and refinanced the $6,000 as part of the EDC non-revolving term facility. Refer to note 15 (a) for the details of the amendment.

15. Long-term debt:

	December 31, 2021	December 31, 2020
Term loan facilities, net of debt issuance costs (a)	$53,516	$53,731
Convertible debt (b)	—	4,362
Other bank financing (c)	1,231	1,325
Capital lease obligations (d)	1,655	2,535
Balance, end of year	56,402	61,953
Current portion	(11,277)	(16,302)
Long-term portion	$45,125	$45,651

(a)     On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to this loan, which are being amortized over the loan term using the effective interest rate method. The loan bore interest at 6% (prior to March 1, 2019, 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. On December 13, 2021, the credit facility and non-revolving term facility were refinanced to a $20,000 term loan. The refinanced term loan provides an extension of the maturity of the indebtedness to EDC to September 15, 2026 and reduced the interest rate to U.S. Prime rate plus 2.01% per annum. The Company incurred transaction costs of $300 related to this amendment, which are being amortized over the remainder of the loan term from the debt modification date using the effective interest rate method.

As at December 31, 2021 the amount outstanding for this loan was $18,583, net of transaction costs, compared to $13,618, net of transaction costs, as at December 31, 2020. The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
15. Long-term debt (continued):

On October 9, 2018, and November 28, 2019, the Company entered into Euro denominated loan agreements with UniCredit S.p.A. ("UniCredit"). These loan bears interest at an annual rate of 2.3% and 1.8%, respectively, and interest is paid quarterly. The loans matures on December 31, 2023 and September 30, 2023, respectively. On April 29, 2021, the Company and UniCredit amended the terms of the above Euro denominated loan agreements to combine the facilities into one $8,803 loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and interest is paid quarterly. The cash pledge is removed after the amendment. As at December 31, 2021, the amount outstanding for this loan was $8,470 compared to $7,246 as at December 31, 2020.

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at December 31, 2021, the amount outstanding for this loan was $4,000 compared to $5,558 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at December 31, 2021, the amount outstanding for this loan was $15,335 compared to $18,650 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at December 31, 2021, the amount outstanding for this loan was $7,128 compared to $8,659 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

(b)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. On July 24, 2020, Westport restructured the Tranche 2 Financing agreement and entered into a new financing agreement with Cartesian. Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17,500 to $10,000. Concurrent with such repayment, the maturity of the remaining amended notes was extended three years to July 30, 2023, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share.

During the fourth quarter of 2020, Cartesian exercised its option to convert principal amounts of $5,000, plus accrued but unpaid interest on such principal amounts, into common shares of the Company.

On January 21, 2021, and August 31, 2021, respectively, Cartesian exercised its options to convert a principal amount of $2,500, plus accrued and unpaid interest on such principal amount, into 1,815,117 common shares of the Company and the final principal balance of $2,500, plus accrued and unpaid interest on such principal amount, into 1,836,750 common shares of the Company, respectively. As at December 31, 2021, the convertible note was fully repaid and converted into common shares of the Company.

(c)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2025. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(d)     The Company has capital lease obligations that have terms of two to five years at interest rates ranging from 1.3% to 5.7%.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
15. Long-term debt (continued):

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of December 31, 2021, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at December 31, 2021:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
2022	$10,057	$687	$517	$11,261
2023	11,582	—	460	12,042
2024	12,167	136	427	12,730
2025	11,609	136	228	11,973
2026 and thereafter	8,101	272	23	8,396
	$53,516	$1,231	$1,655	$56,402

16. Long-term royalty payable:

	December 31, 2021	December 31, 2020
Balance, beginning of year	$16,042	$18,258
Accretion expense	1,356	3,732
Repayment	(7,451)	(5,948)
Balance, end of year	9,947	16,042
Current portion	(5,200)	(7,451)
Long-term portion	$4,747	$8,591

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI 2.0 fuel systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum subject to adjustment for asset sales. The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Amounts due to Cartesian are secured by an interest in the Company's HPDI 2.0 fuel systems intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian is paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with these payments being allocated on a non-discounted basis to future years' minimum payments.

As of December 31, 2021, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $11,912.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
16. Long-term royalty payable (continued):

The estimated repayments including interest are as follows, for the years ending December 31:

2022	$5,200
2023	1,320
2024	1,848
2025	2,270
2026	2,851
$13,489

17. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2021	2020
Balance, beginning of year	$18,936	$8,901
Warranty claims	(5,322)	(6,906)
Warranty accruals	7,025	16,191
Change in estimate	(337)	(291)
Impact of foreign exchange changes	(1,511)	1,041
Balance, end of year	18,791	18,936
Current portion	(13,577)	(10,749)
Long-term portion	$5,214	$8,187

During the year ended December 31, 2020, the Company recorded a $11,224 warranty accrual related to a field service campaign for the replacement of a pressure release device that the Company manufactures and sells to OEM customers. No safety events or field performance issues have been identified from this product. The Company recorded an insurance recovery of $8,865 related to this issue during the year ended December 31, 2020, including $3,521 in other receivables and $5,344 as an other long-term assets. As at December 31, 2021, the Company had a remaining balance of $655 and $6,931 in other receivables and other long-term assets, respectively, for the aforementioned insurance recovery.

18. Share capital, stock options and other stock-based plans:

On November 9, 2020, the Company filed a prospectus supplement to establish an at-the-market equity offering program (the "ATM Program") which allowed the Company to issue up to $50,000 of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. In the first quarter of 2021, the Company issued 1,819,712 common shares at weighted average share price of $7.26 per share for gross proceeds of $13,211, net of total transaction costs of $405, including commission of $264, resulting in net proceeds of $12,806. The ATM Program was completed as of March 20, 2021 and the Company raised a total of $27,586 gross proceeds through this ATM Program.

On January 21, 2021, Cartesian exercised its option to convert a principal amount of $2,500, plus accrued and unpaid interest on such principal amount, into 1,815,117 common shares of the Company.

On June 8, 2021, the Company completed a marketed public offering of common shares for gross proceeds to the Company of $115,115. The Company issued a total of 20,930,000 common shares at $5.50 per common share, including 2,730,000 common shares following the exercise in full by the underwriters of their over-allotment option. Total transaction costs of $7,194 were incurred and deducted from the gross proceeds for net proceeds of $107,921.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
18. Share capital, stock options and other stock-based plans (continued):

On August 31, 2021, the Company exercised its option to convert the final principal balance of $2,500, plus accrued and unpaid interest on such principal amount, into 1,836,750 common shares of the Company. As at December 31, 2021, the convertible note was fully repaid and converted into common shares of the Company.

During the year ended December 31, 2021, the Company issued 327,774 common shares, net of cancellations, upon exercises of share units (year ended December 31, 2020 – 829,553 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2021, the Company recognized $1,911 (year ended December 31, 2020 - $2,368) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	December 31, 2021		December 31, 2020
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	1,452,378	$3.29	1,777,941	$3.19
Granted	875,703	4.87	525,807	2.09
Vested and exercised	(327,774)	3.86	(829,553)	2.31
Forfeited/expired	(133,874)	1.62	(21,817)	3.37
Outstanding, end of year	1,866,433	$2.98	1,452,378	$3.29
Units outstanding and exercisable, end of year	61,086	$2.84	22,588	$5.69

During the year ended December 31, 2021, 875,703 share units were granted to directors, executives and employees (2020 - 525,807). This included 417,719 Restricted Share Units ("RSUs") (2020 - 504,907) and 457,984 Performance Share Units ("PSUs") (2020 - 20,900). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will be issued over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at December 31, 2021, $2,709 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized ratably over two years.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
18. Share capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	CDN$	CDN$
Share units:
Outstanding	$5,434	$9,787
Exercisable	173	153

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Years ended December 31,
	2021	2020
Cost of revenue	$91	$140
Research and development	217	365
General and administrative	1,502	1,621
Sales and marketing	101	242
	$1,911	$2,368

19. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 27% for the year ended December 31, 2021 (year ended December 31, 2020 – 27%) as follows:

	Years ended December 31,
	2021	2020
Income (loss) before income taxes	$5,527	$(5,928)
Expected income tax expense (recovery)	1,492	(1,601)
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	389	244
Other permanent differences	4,559	3,819
Withholding taxes and other foreign taxes	76	804
Change in enacted tax rates	61	(189)
Foreign tax rate differences, foreign exchange and other adjustments	457	(1,177)
Non-taxable income from equity investment	(8,902)	(6,418)
Change in valuation allowance	2,970	5,949
Bargain purchase gain	(1,579)	—
Tax realignment due to Italian tax law changes	(7,654)	—
Income tax expense (recovery)	$(8,131)	$1,431

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
19. Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2020
Deferred income tax assets:
Net loss carry forwards	$223,129	$218,323
Intangible assets	4,571	4,629
Property, plant and equipment	18,225	17,155
Warranty liability	4,785	4,752
Foreign tax credits	620	620
Inventory	1,614	1,631
Research and development	7,537	6,316
Tax realignment due to Italian tax law changes	8,705	—
Other	10,858	10,592
Total gross deferred income tax assets	280,044	264,018
Valuation allowance	(268,391)	(261,878)
Total deferred income tax assets	$11,653	$2,140
Deferred income tax liabilities:
Intangible assets	$(430)	$(430)
Property, plant and equipment	(12)	(22)
Other	(2,950)	(2,798)
Total deferred income tax liabilities	$(3,392)	$(3,250)
Total net deferred income tax assets (liabilities)	$8,261	$(1,110)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 19(f).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
19. Income taxes (continued):

(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Year ended December 31, 2021
Italy	$921	$1,417	$(10,373)	$(8,956)
United States	31,476	(3)	—	(3)
Canada	(35,809)	69	—	69
Other	8,939	689	70	759
	$5,527	$2,172	$(10,303)	$(8,131)
Year ended December 31, 2020
Italy	$5,244	$2,007	$(1,146)	$861
United States	21,400	(274)	—	(274)
Canada	(31,429)	80	—	80
Other	(1,143)	625	139	764
	$(5,928)	$2,438	$(1,007)	$1,431

(d)    The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income that expire in the following years, as follows:

	2022	2023	2024	2025 and later	Total
Canada	$—	$—	$—	$619,313	$619,313
Italy	—	—	—	3,254	3,254
United States	—	—	—	97,233	97,233
Sweden	—	—	—	13,241	13,241
Other	3,966	1,660	1,030	15,722	22,378
Total	$3,966	$1,660	$1,030	$748,763	$755,419

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2021, the total amount of the Company’s uncertain tax benefits was $5,152 (year ended December 31, 2020 - $3,852). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2018 to 2021 taxation years remain open to examination by the Internal Revenue Service and the 2016 to 2021 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
20. Related party transactions:

The Company's related parties are CWI, Minda Westport Technologies Limited, directors, officers and shareholders which own greater than 10% of the Company's shares.
(a)    Pursuant to the amended and restated JVA, the Company engages in transactions with CWI (see note 7). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.

(b)    The Company engages in transactions with Minda Westport Technologies Limited and recorded $1,593 of accounts receivable as at December 31, 2021 (December 31, 2020 - $996). During the year ended December 31, 2021, the Company sold inventory to Minda Westport Technologies Limited for $2,232 (December 31, 2020 - $1,927).

21. Commitments and contingencies:

(a)     Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
22. Segment information:

The Company manages and reports the results of its business through three segments: OEM, Independent Aftermarket ("IAM"), and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

As discussed in note 7 of these consolidated financial statements, the CWI joint venture ended as at December 31, 2021 and the Company's 50% share in the joint venture was sold to Cummins on February 7, 2022. The Company recorded the investment as an asset held for sale as at December 31, 2021 and no longer considered it as an operating segment, however the income from the investment in the CWI joint venture remained as the Corporate equity income in 2021. The comparative segment information below was also adjusted.

Financial information by business segment as follows:

	Year ended December 31, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$195,476	$(22,259)	$8,654	$773
IAM	116,936	2,046	5,113	—
Corporate	—	(10,333)	268	32,968
Total consolidated	$312,412	$(30,546)	$14,035	$33,741

	Year ended December 31, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$149,632	$(21,214)	$8,225	$273
IAM	102,865	6,624	5,562	—
Corporate	—	(7,399)	247	23,774
Total consolidated	$252,497	$(21,989)	$14,034	$24,047

	Years ended December 31,
	2021	2020
Total additions to long-lived assets, excluding business combinations:
OEM	$9,878	$2,477
IAM	2,493	3,403
Corporate	1,787	1,243
Total consolidated	$14,158	$7,123

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
22. Segment information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total revenue
	Years ended December 31,
	2021	2020
Europe	66%	70%
Americas	11%	13%
Asia	12%	9%
Africa	7%	3%
Other	4%	5%

During the year ended December 31, 2021, total revenue of 49,683 (2020 - 51,580), or 16% (2020 - 20%) of total revenue, was generated from our OEM launch partner.

As at December 31, 2021, total goodwill of $3,121 (December 31, 2020 - $3,397) was allocated to the IAM segment.

As at December 31, 2021, total long-term investments of $1,972 (December 31, 2020 - $1,972) were allocated to the Corporate segment and $1,852 (December 31, 2020 - $1,116) to the OEM segment.

Total assets are allocated as follows:

	Total assets by operating segment
	Years ended December 31
	2021	2020
OEM	$193,928	$148,959
IAM	148,745	156,967
Corporate	128,640	40,337
Total consolidated assets	$471,313	$346,263

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
22. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

December 31, 2021	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$21,140	$9,131	$30,271
Canada	29,095	155	29,250
United States	—	—	—
Rest of Europe	9,480	3,121	12,601
Asia Pacific	4,705	—	4,705
Total consolidated long-lived assets	$64,420	$12,407	$76,827

December 31, 2020	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$24,490	$11,613	$36,103
Canada	28,557	171	28,728
United States	719	—	719
Rest of Europe	3,713	3,397	7,110
Asia Pacific	633	—	633
Total consolidated long-lived assets	$57,507	$15,181	$72,688

23. Financial instruments:

Financial risk management

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At December 31, 2021, the Company has $124,892 of cash, cash equivalents and short-term investments, including of $104 restricted cash (see note 3(c)).

The following are the contractual maturities of financial obligations as at December 31, 2021:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$99,238	$99,238	$99,238	$—	$—	$—
Short-term debt (note 14)	12,965	12,965	12,965	—	—	—
Term loan facilities (note 15(a))	53,516	59,514	12,189	26,713	20,075	537
Other bank financing (note 15(c))	1,231	1,236	690	137	273	136
Capital lease obligations (note 15(d))	1,655	1,726	587	888	251	—
Long-term royalty payable (note 16)	9,947	13,489	5,200	5,438	2,851
Operating lease commitments (note 13)	28,552	32,823	4,190	6,587	4,597	17,449
	$207,104	$220,991	$135,059	$39,763	$28,047	$18,122

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
23. Financial instruments (continued):

Credit risk

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable. The Company manages credit risk associated with cash and cash equivalents by regularly investing primarily in liquid short-term paper issued by major banks. The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and other receivables. As at December 31, 2021, 83% (December 31, 2020 - 83%) of accounts receivable relates to customer receivables, and 17% (December 31, 2020 - 17%) relates to amounts due from related parties and income tax authorities for value added taxes and other tax related refunds. In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. Refer to note 3(d) for the Company's policy with respect to an allowance for credit losses.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. dollar and the Euro. We are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, since our consolidated financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations, financial condition and cash flows.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company’s functional currency is the Canadian dollar.
The fluctuation in the average U.S. dollar in recent years has resulted in material impacts on our revenues in those years. If the U.S. dollar continues to fluctuate against other currencies, we will experience additional volatility in our financial statements.
A 5% increase/decrease in the relative value of the U.S. dollar against the Canadian dollar and Euro compared to the exchange rates in effect for the year ended December 31, 2021 would have resulted in lower/higher income from operations of approximately $1,851. This assumes a consistent 5% appreciation in the U.S. dollar against the Canadian dollar and the Euro throughout the fiscal year. The timing of changes in the relative value of the U.S. dollar can affect the magnitude of the impact that fluctuations in foreign exchange rates have on our income from operations.
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on certain short-term and long-term debt with variable rates of interest. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2021 had increased or decreased by 100 basis points, with all other variables held constant, net loss for the year ended December 31, 2021 would have increased or decreased by $694.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2021 and 2020
23. Financial instruments (continued):

Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent our interest in WWI, Minda Westport Technologies Limited, and other investments. CWI was accounted for as assets held for sale. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities, and other bank financing included in the long-term debt (note 15) do not materially differ from their fair value as at December 31, 2021, as the majority of the term loan facilities, and other bank financing were raised or amended recently.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2021, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.